Exhibit 77(D)
Morgan Stanley Mortgage Securities Trust (the "Fund")

The Fund's investments also may include forward foreign
currency exchange contracts, which involve the purchase or
sale of a specific amount of foreign currency at the current price with delivery at a specified future date. The Fund may use these contracts to hedge
against adverse movements in the foreign currencies in which portfolio securities are denominated. In addition, the Fund
may use these instruments to modify its exposure to various
currency markets. The Fund may also enter into cross
currency hedges, which involve the sale of one currency
against the positive exposure to a different currency. Cross currency hedges may be used for hedging purposes or to
establish an active exposure to the exchange rate between
any two currencies.

Use of forward foreign currency exchange contracts involves
risks. If the Investment Adviser employs a strategy that
does not correlate well with the Fund's investments or the
currencies in which the investments are denominated,
currency contracts could result in a
loss. The contracts also may increase the Fund's volatility
and, thus, could involve a significant risk. For cross
currency hedges, there is an additional risk to the extent
that these transactions create exposure to currencies in
which the Fund's securities are not denominated.